STOCKHOLDER AGREEMENT

THIS STOCKHOLDER AGREEMENT, dated as of July 29, 2014 (this “Agreement”), is entered into by and between Heartland Payment Systems, Inc., a Delaware corporation (“Acquiror”), and each of the individuals or entities listed on the signature pages hereto (each, a “Stockholder” and, together, the “Stockholders”). Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Merger Agreement (as defined below).
WHEREAS, concurrently with the execution and delivery of this Agreement, Acquiror, Titan Merger Sub, Inc., a Delaware corporation (“Merger Sub”), TouchNet Information Systems, Inc., a Kansas corporation (the “Company”), and TNSR, LLC, a Kansas limited liability company (the “Representative”), are entering into that certain Agreement and Plan of Merger, dated as of the date hereof (as amended from time to time, the “Merger Agreement”), pursuant to which Merger Sub will merge with and into the Company, with the Company surviving as a wholly owned subsidiary of Acquiror (the “Merger”);
WHEREAS, the Stockholders have unanimously approved the Merger upon the terms and conditions of the Merger Agreement and in accordance with the KGCC and the DGCL; and
WHEREAS, as a condition and inducement to the willingness of Acquiror and Merger Sub to enter into the Merger Agreement, each of Acquiror and Merger Sub has required that the Stockholders agree, and the Stockholders have agreed, to enter into this Agreement with respect to all shares of Company Stock that each Stockholder holds of record or beneficially, as set forth on the signature page hereto (the “Subject Shares”).
NOW, THEREFORE, in consideration of the covenants and agreements set forth in the Merger Agreement and in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:
1.Voting Agreement; Irrevocable Proxy. During the Agreement Period (as defined in Section 7 below), at every meeting of the stockholders of the Company called with respect to any of the following, and at every adjournment thereof, and on every action or approval by written resolution or consent of the stockholders of the Company with respect to any of the following, each Stockholder hereby agrees that the Stockholder will vote the Stockholder’s Subject Shares in respect of which the Stockholder is entitled to vote at any such meeting or in connection with any such written consent (a) in favor of the Merger and the Merger Agreement and (b) against (i) any Transaction Proposal; (ii) any election of new directors to the Company’s Board of Directors or any amendment of the Company’s Organizational Documents, other than as provided in the Merger Agreement; (iii) any action, proposal, transaction or agreement that would reasonably be expected to result in a breach of any covenant, representation or warranty or any other obligation or agreement of such Stockholder under this Agreement or of the Company under the Merger Agreement; or (iv) any corporate action the consummation of which would frustrate the purposes, or prevent or delay the consummation, of the Merger or breach any term or condition of the Merger Agreement. Each Stockholder hereby appoints Acquiror and any Affiliate of Acquiror, and each of them individually, its proxies and attorneys-in-fact, with full power of substitution and resubstitution, to vote or act by written consent during the term of this Agreement with respect to the Subject Shares solely in the manner prescribed by Sections 1(a) and 1(b) above. This proxy and power of attorney granted by each Stockholder shall be irrevocable during the Agreement Period, shall be deemed to be coupled with an interest sufficient in law to support an irrevocable proxy and shall revoke any and all prior proxies granted by such Stockholder with respect to the Subject Shares. The power of attorney granted by each Stockholder herein is a durable power of attorney and shall survive the dissolution, bankruptcy, death or incapacity of such Stockholder. The proxy and power of attorney granted hereunder shall terminate upon termination of the Agreement Period.
2.    Representations and Warranties of the Stockholders. Each Stockholder, severally but not jointly, represents and warrants to Acquiror as follows as of the date hereof and as of the Closing Date:
(a)    Organization; Authority. If such Stockholder is not an individual, it is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization, and has all requisite power and authority necessary to enter into and perform its obligations under this Agreement and to consummate the transactions contemplated hereby. If such Stockholder is an individual, such Stockholder has full legal capacity, right and authority to enter into and perform its obligations under this Agreement and to consummate the transactions contemplated hereby. The residence address of each individual Stockholder and of each grantor of a Stockholder that is a revocable trust is set forth on Schedule A opposite the name of such Stockholder. Each Stockholder that is a trust has provided to Acquiror true and complete copies of all trust agreements and amendments thereto and such trust agreements, as amended, have not been amended or terminated.
(b)    Authorization. If such Stockholder is not an individual, the execution and delivery by such Stockholder of this Agreement, the performance by such Stockholder of its obligations hereunder and the consummation of the transactions contemplated hereby, have been duly authorized by all necessary action on the part of such Stockholder and no other proceedings on the part of such Stockholder are necessary to authorize the execution, delivery and performance of this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by such Stockholder and, assuming the due authorization, execution and delivery thereof by Acquiror, constitutes a legal, valid and binding obligation of such Stockholder, enforceable against such Stockholder in accordance with its terms, subject to the Enforceability Exceptions. If such Stockholder is married, and any of the Subject Shares of such Stockholder constitute community property or otherwise need spousal or other approval for this Agreement to be legal, valid and binding, this Agreement has been duly executed and delivered by such Stockholder’s spouse and, assuming the due authorization, execution and delivery thereof by Acquiror, constitutes a legal, valid and binding obligation of such Stockholder, enforceable against such Stockholder in accordance with its terms, subject to the Enforceability Exceptions. If this Agreement is being executed in a representative or fiduciary capacity, the Person signing this Agreement has full power and authority to enter into and perform this Agreement.

(c)    No Conflict. Except for the expiration of the applicable waiting periods under the HSR Act and the filing of the Certificate of Merger, the execution, delivery and performance by such Stockholder of this Agreement and the consummation of the transactions contemplated hereby (with or without notice or lapse of time or both): (i) do not require any consent of, approval of, permit from, declaration of or filing with, or notice to, any Governmental Authority; (ii) if such Stockholder is not an individual, do not conflict with, violate or result in a breach of any provision of such Stockholder’s Organizational Documents; (iii) do not violate, conflict with, or result in a breach of any Legal Requirement or Governmental Order to which such Stockholder or its assets or properties is bound; and (iv) do not and will not result in the creation of any Liens upon the Stockholder’s Subject Shares, except, in the case of clause (iii) of this Section 2(c), that have not had, or would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on such Stockholder’s ability to perform its obligations under this Agreement.
(d)    Ownership of Subject Shares. Such Stockholder (together with such Stockholder's spouse if such Stockholder is married and the Subject Shares constitute community property under applicable law) is, and (except to the extent of any Permitted Transfer) at all times during the Agreement Period will be, the record and beneficial owner of such Stockholder’s Subject Shares free and clear of any Liens and with no restrictions on such Stockholder’s rights of voting or disposition pertaining thereto, except for any applicable restrictions on Transfer under the Securities Act. Except to the extent of any Subject Shares acquired after the date hereof (which shall automatically and without further action by either party become Subject Shares upon that acquisition), the Subject Shares set forth on Schedule A opposite the name of such Stockholder are the only shares of Company Stock beneficially owned by such Stockholder. Other than as set forth on Schedule A, such Stockholder does not beneficially own any (i) shares of capital stock or other voting securities of or ownership interests in the Company, (ii) securities of the Company convertible into or exchangeable for shares of capital stock or other voting securities of or ownership interests in the Company, or (iii) stock appreciation rights, warrants, phantom stock, calls, options or other rights to acquire from the Company any capital stock or other voting securities or ownership interests in or any securities convertible into or exchangeable or exercisable for capital stock or other voting securities or ownership interests in the Company.
(e)    Proxy. None of such Stockholder’s Subject Shares are subject to any stockholders agreement (other than this Agreement), voting agreement, voting trust, registration rights, rights of first refusal, preemptive rights or other agreement or arrangement, including any proxy, consent or power of attorney, with respect to the voting of the Subject Shares or otherwise relating to the Subject Shares, except pursuant to this Agreement. Such Stockholder further represents that any proxies heretofore given in respect of the Subject Shares, if any, have been revoked.
(f)    Absence of Litigation. With respect to such Stockholder, there is no action, claim, suit or proceeding pending or, to the knowledge of such Stockholder, threatened against or affecting such Stockholder or any of his, her or its properties, assets (including such Stockholder’s Subject Shares) that could reasonably be expected to impair the ability of such Stockholder to perform his, her or its obligations hereunder or to consummate the transactions contemplated hereby on a timely basis.
(g)    Reliance. Such Stockholder understands and acknowledges that Acquiror and Merger Sub are entering into the Merger Agreement in reliance upon such Stockholder's execution, delivery and performance of this Agreement.
(h)    Finder’s Fees. Except as set forth in the Merger Agreement, no agent, broker, investment banker, finder or other intermediary is or will be entitled to any fee or commission or reimbursement of expenses from Acquiror or the Company in respect of this Agreement based upon any arrangement or agreement made by or on behalf of such Stockholder.
3.    Certain Covenants.
(a)    No Shopping. Without limiting and subject to the provisions of Section 8(n) hereof, during the Agreement Period, each Stockholder (solely in his, her or its capacity as a stockholder of the Company) agrees that he, she or it will not (and will cause each Person under such Stockholder’s control to not), directly or indirectly, take any action or omit to take any action that the Company is not permitted to take or omit to take pursuant to Section 6.10 of the Merger Agreement.
(b)    No Proxies for or Encumbrances on Subject Shares. Except pursuant to the terms of this Agreement or the Merger Agreement, during the Agreement Period, no Stockholder shall (nor permit any Person under such Stockholder’s control to), without the prior written consent of Acquiror, directly or indirectly, (i) grant any proxies, consents, powers of attorney, rights of first offer or refusal or enter into any voting trust or voting agreement or arrangement with respect to the voting of any Subject Shares, (ii) sell, assign, transfer, tender, pledge, encumber, grant a participation interest in, hypothecate, place in trust or otherwise dispose of (including by gift), whether voluntarily or by operation of law, or limit its right, title or interest or right to vote in any manner with respect to (except, in each case, by will or under the laws of intestacy) any Subject Shares (each, a “Transfer”) other than in connection with bona fide estate planning purposes to the Stockholder’s Affiliates or immediate family members or upon the death of the Stockholder; provided that as a condition to such Transfer, the transferee shall agree to be bound by this Agreement and deliver a joinder to this Agreement in a form reasonably acceptable to Acquiror (each, a “Permitted Transfer”), (iii) enter into any Contract with respect to the direct or indirect Transfer of any Subject Shares, or (iv) otherwise permit any Liens to be created on any Subject Shares. Each Stockholder shall not, and shall not permit any Person under such Stockholder’s control to, seek or solicit any such prohibited Transfer or any such Contract, and each Stockholder agrees promptly to notify Acquiror, and to provide all details reasonably requested by Acquiror, if such Stockholder or any Person under such Stockholder’s control shall be approached or solicited, directly or indirectly, by any Person with respect to any of the foregoing. No individual Stockholder or grantor of a revocable trust that is a Stockholder shall change his or its residence address unless the Stockholder provides Acquiror with at least ten (10) days’ advance written notice. No Stockholder who is a trust will terminate, amend or modify in any manner any trust agreements and amendments thereto provided to Acquiror pursuant to Section 2(a).
(c)    Additional Subject Shares. In the event that a Stockholder acquires record or beneficial ownership of, or the power to vote or direct the voting of, any additional voting interest with respect to the Company, such voting interests shall, automatically and without further action of the parties, be deemed Subject Shares and be subject to the provisions of this Agreement, and the number of Subject Shares set forth on Schedule A opposite the name of such Stockholder will be deemed amended accordingly. Each Stockholder shall promptly notify Acquiror of any such event.
(d)    Certain Adjustments. In the event of a stock split, stock dividend or distribution, or any change in the shares of Company Stock by reason of a stock split, reverse stock split, recapitalization, combination, reclassification, readjustment, exchange of shares or the like, the term “Subject Shares” shall be deemed to refer to and include such shares as well as all such stock dividends and distributions and any securities into which or for which any or all of such shares may be changed or exchanged.
(e)    Waiver of Appraisal Rights and Actions. Each Stockholder hereby (i) irrevocably waives and agrees not to exercise any and all rights such Stockholder may have as to appraisal or dissent with respect to any of such Stockholder’s Subject Shares that may arise with respect to the Merger or any of the Transactions under the KGCC and the DGCL, and (ii) agrees not to commence or participate in any claim, derivative or otherwise, against Acquiror, Merger Sub, the Company or any of their respective successors relating to the negotiation, execution or delivery of this Agreement or the Merger Agreement or the consummation of the Merger, including any such claim challenging the validity of, or seeking to enjoin the operation of, any provision of this Agreement, or alleging a breach of any fiduciary duty of the Company’s Board of Directors in connection with the Merger Agreement or the transactions contemplated thereby.
(f)    Compliance with Representations and Warranties; Notices of Certain Events. Each Stockholder agrees not to take any action that would make any representation or warranty of the Stockholder contained herein untrue or incorrect in any respect or would reasonably be expected to have the effect of preventing or impeding or interfering with or adversely affecting the performance by the Stockholder of its obligations under or contemplated by this Agreement. Each Stockholder shall notify Acquiror of any development occurring after the date hereof that causes, or that would reasonably be expected to cause, any breach of any of the representations and warranties of such Stockholder set forth in Section 2. In addition, during the Agreement Period, each Stockholder shall notify the Company and Acquiror at least five (5) days in advance of any change in the residence address of such Stockholder or of any Permitted Transfer by such Stockholder.
(g)    Confidentiality. From and after the Closing, each Stockholder shall, and shall cause its respective Affiliates to, hold, and shall use its reasonable best efforts to cause its employees, officers, trustees, grantors and beneficiaries to hold, in confidence any and all information, whether written or oral, concerning the Company or the Surviving

Corporation, except to the extent that such Stockholder can show that such information (a) is generally available to and known by the public through no fault of such Stockholder nor any of its Affiliates, employees, officers, trustees, grantors and beneficiaries; or (b) is lawfully acquired by such Stockholder or any of its Affiliates, employees, officers, trustees, grantors and beneficiaries from and after the Closing from sources that are not prohibited from disclosing such information by a legal, contractual or fiduciary obligation. If any Stockholder or any of its Affiliates, employees, officers, trustees, grantors or beneficiaries is compelled to disclose any information by judicial or administrative process or by other Legal Requirements, such Person shall promptly notify Acquiror and the Surviving Corporation in writing and shall disclose only that portion of such information that such Person is advised by its counsel in writing is legally required to be disclosed; provided, that the Stockholders shall use reasonable best efforts to obtain an appropriate protective order or other reasonable assurance that confidential treatment will be accorded such information.
(h)    Restrictive Covenants.
(i)    Acknowledgment. Each Stockholder and Acquiror understand and agree that the purpose of this Section 3(h) is to protect the legitimate business interests of Acquiror, the Company and their respective Affiliates and is not intended to eliminate a Stockholder’s competition with Acquiror or the Company per se. Each Stockholder hereby acknowledges that it has received good and valuable consideration for the restrictions set forth in this Section 3(h) in the form of such Stockholder’s receipt of the Closing Cash Amount Per Share. In addition, each Management Stockholder (as defined below) acknowledges: (A) that such Management Stockholder has had substantial contacts with and/or knowledge of customers, suppliers, advertisers, vendors and employees of the Company and (B) that such Management Stockholder is capable of competing with the Surviving Corporation. Each Stockholder hereby further acknowledges and agrees that the restrictions set forth in this Section 3(h) are reasonable. Therefore, subject to the limitations of reasonableness imposed by law, each Stockholder shall be subject to the restrictions set forth in this Section 3(h). “Stockholder Principal” shall mean any officer, director, manager, member, stockholder, grantor, trustee or beneficiary of a Stockholder. “Management Stockholder” shall mean each of Daniel J. Toughey, John F. Murphy, Dean R. Vermeire, Terry Urness or Keith Grabill.
(ii)    Non-Solicitation of Employees. For a period of five (5) years from and after the Closing Date, no Stockholder or Stockholder Principal will directly or indirectly, on its own behalf or on behalf of any other Person, solicit or induce or attempt to solicit or induce any Protected Employee (as defined below) to terminate his or her relationship with Acquiror or the Surviving Corporation or to become employed by or otherwise work for any other Person. “Protected Employee” shall mean employees of Acquiror or the Surviving Corporation who were employed by the Company on the Closing Date or within the twelve (12) months prior to the Closing Date.

(iii)    Non-Solicitation of Customers. For a period of five (5) years from and after the Closing Date, no Stockholder or Stockholder Principal will, directly or indirectly, on its own behalf or on behalf of any other Person as a principal, owner, partner, stockholder, joint venture, investor, member, trustee, director, officer, manager, agent, representative or consultant of any person, solicit, divert, take away or attempt to solicit, divert or take away a Protected Customer for the purpose of providing Company Products or Company Services. “Protected Customer” shall mean any Person to whom the Company sold its products or services, or has actively marketed, or has made or has taken specific action to make a proposal, to sell its products or services, within the three (3) years prior to the Closing Date.
(iv)    Non-Competition. Each Stockholder agrees that, during a period of five (5) years following the Closing Date, no Stockholder or Stockholder Principal shall, directly or indirectly, engage in, sell or otherwise provide Competitive Services within the United States on such Person’s own behalf or on behalf of any other Person as a principal, owner, partner, stockholder, joint venture, investor, member, trustee, director, officer, manager, agent, representative or consultant of any person; provided, however, that the Parties acknowledge and agree the provisions of this Section 3(h)(iv) shall not be deemed to prohibit the ownership by the Stockholder or such Stockholder Principal of not more than five percent (5%) of any class of securities of any corporation having a class of securities registered pursuant to the Securities Exchange Act of 1934, as amended. “Competitive Services” shall mean the development, support, marketing, maintenance or sale of computer software and other solutions designed to facilitate a comprehensive commerce management platform for the higher education marketplace, including security, automation, administration and electronic processing of payments.
(i)    Rights and Remedies. If a Stockholder breaches, or threatens to commit a breach of, any of the provisions of Sections 3(g)-(h), as applicable, Acquiror and the Surviving Corporation shall have the following rights and remedies, each of which rights and remedies shall be independent of the others and severally enforceable, and all of which rights and remedies shall be in addition to and not in lieu of, any other rights and remedies available to Acquiror and the Surviving Corporation under law or in equity:
(i)    Specific Performance. The right and remedy to have the restrictive covenants set forth in Section 3(g)-(h) specifically enforced by any court having equity jurisdiction, it being acknowledged and agreed that any such breach or threatened breach will cause immediate and irreparable injury to Acquiror and the Surviving Corporation and that money damages alone will not provide adequate remedy to Acquiror and the Surviving Corporation.
(ii)    Accounting. The right and remedy to require a Stockholder to account for and pay over to Acquiror or the Surviving Corporation all payments, profits, monies, accruals, increments or other benefits derived or received by such

Stockholder as the result of any transaction constituting a breach of any of the restrictive covenants.
(iii)    Blue Penciling. If the final judgment of a court of competent jurisdiction declares that any term or provision of Sections 3(g)-(h) is invalid or unenforceable, the Parties agree that the court making the determination of invalidity or unenforceability shall have the power, or the Parties shall negotiate in good faith, to reduce the scope, duration, or area of the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified.
(j)    Further Assurances. Acquiror and each Stockholder will each execute and deliver, or cause to be executed and delivered, all further documents and instruments and use their respective reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable under applicable laws, in order to perform their respective obligations under this Agreement and the Merger Agreement and to cause the Company to perform its obligations under the Merger Agreement.
4.    Joinder. Each Stockholder has received and reviewed and understands the terms of the Merger Agreement, the Special Escrow Side Letter and the Litigation Side Letter and all schedules and exhibits thereto, and severally, but not jointly, agrees to be bound by the terms and conditions of those provisions of the Merger Agreement, the Special Escrow Side Letter and the Litigation Side Letter purporting to bind the Company Stockholders, including Article 2 of the Merger Agreement (including the provisions thereof relating to the payment of the Holdback Amount to the Representative, the payment of the Escrow Amount to the Escrow Agent, and the appointment, authority, exculpation and indemnification of the Representative), Article 4 of the Merger Agreement (for purposes of this joinder, the Stockholders shall be deemed to have made the representations and warranties of the Company set forth in Article 4), Article 7 of the Merger Agreement (including provisions relating to the Section 338(h)(10) election) and Article 11 of the Merger Agreement (including any and all indemnification obligations of the Company Stockholders).
5.    Release of Claims. Effective for all purposes as of the Effective Time, each Stockholder acknowledges and agrees, on behalf of itself and, to the extent applicable, each of its current or former Affiliates, officers, directors, employees, managers, partners, principals, advisors, attorneys, agents, servants, shareholders, members, investors, equity holders or other representatives, heirs, beneficiaries, grantors, estates, executors, administrators, trustees, successors or assigns (each a “Releasing Party”) that:
(a)    Releasing Party has no claims relating to the Company or the Business against the Company, Acquiror or Merger Sub, or their respective current or former Affiliates, officers, directors, employees, managers, partners, principals, advisors, attorneys, agents, servants, shareholders, members, investors, equity holders or other representatives, successors or assigns (collectively, the “Released Parties”).

(b)    Releasing Party hereby irrevocably and unconditionally releases the Released Parties from any and all claims, demands, allegations, assertions, complaints, controversies, charges, duties, grievances, rights, causes of action, suits, liabilities, debts, obligations, promises, commitments, agreements, guarantees, endorsements, duties, damages, costs, losses, debts and expenses (including attorneys’ fees and costs incurred) of any nature whatsoever (whether direct or indirect, known or unknown, disclosed or undisclosed, matured or unmatured, accrued or unaccrued, asserted or unasserted, absolute or contingent, determined or conditional, express or implied, at law or in equity, fixed or variable and whether vicarious, derivative, joint, several or secondary) relating to the Company or the Business (collectively, “Claims”) that any Releasing Party has, has ever had or may hereafter have against the respective Released Parties arising contemporaneously with or prior to the Closing Date or on account of or arising out of any matter, cause or event relating to the Company or the Business occurring contemporaneously with or prior to the Closing Date; provided, however, that the foregoing release shall not cover (i) rights of Company Stockholders under the Merger Agreement, (ii) if Stockholder is a Surviving Corporation Indemnified Person, rights under the provisions set forth in Section 6.13 of the Merger Agreement (including under the insurance policies referenced in Section 6.13(b) of the Merger Agreement), or (iii) if Stockholder is an employee of the Company, any claim to compensation, benefits or expense reimbursements from the Company.
(c)    Releasing Party further irrevocably and unconditionally releases the Released Parties from any and all Claims that any Releasing Party has, has ever had, or may hereafter have, against the respective Released Parties on account of or arising out of the retention of the Holdback Amount by, or payment of the Holdback Amount to, the Representative and acknowledges and agrees that any Releasing Party’s sole remedy with respect to the Holdback Amount shall be against the Representative.
(d)    Releasing Party hereby irrevocably covenants to refrain from, directly or indirectly, asserting any claim or demand, or commencing, instituting or causing to be commenced, any proceeding of any kind against any Released Party, based upon any matter released or waived pursuant to this Agreement.
(e)    Releasing Party acknowledges and agrees that (i) he, she or it has read this release and understands its terms and has been given an opportunity to ask questions of the Company’s representatives, (ii) he, she or it has had the opportunity to consult with independent advisors in connection with this Agreement, and (iii) he, she or it does not rely, and has not relied, on any representation or statement made by any representative of the Company or anyone else with regard to the subject matter, basis or effect of this release or otherwise.
(f)    This release is conditioned upon the consummation of the Merger as contemplated in the Merger Agreement, and shall become null and void, and shall have no effect whatsoever, without any action on the part of any Person, upon termination of the Merger Agreement in accordance with its terms.
6.    Indemnification.

(a)    After the Closing, each Stockholder, severally and not jointly, agrees to indemnify the Acquiror Indemnitees from and against all Losses suffered or incurred by the Acquiror Indemnitees arising from (i) any breach of any representation or warranty of the Stockholder contained in this Agreement; (ii) any failure by the Stockholder to perform or observe any covenant or agreement of the Stockholder in this Agreement; or (iii) any Losses resulting from claims by the Stockholder to or regarding the Holdback Amount.
(b)    Any indemnification payment to be made by any Stockholder to Acquiror pursuant to Section 6(a) shall be paid, in the sole discretion of Acquiror, from either the Indemnity Escrow Account (in whole or in part) or by the applicable Stockholder directly to Acquiror; provided, however, that any indemnification payment to be made by any Stockholder to Acquiror solely as a result of a breach of the covenants set forth in Section 3(g) or Section 3(h) shall be paid by the applicable Stockholder directly to Acquiror.
(c)    For the sole purpose of determining Losses (and not for determining whether or not any breaches of representations or warranties have occurred), the representations and warranties of the Stockholders shall not be deemed qualified by any references to materiality, material adverse effect or other similar qualification in or otherwise applicable to such representation or warranty.
(d)    The procedures and limitations set forth in Sections 11.4 through 11.7 of the Merger Agreement, the Special Escrow Side Letter and the Litigation Side Letter shall, to the extent applicable, apply to any indemnification claim pursuant to this Agreement.
7.    Termination. This Agreement shall automatically terminate and become void and of no further force or effect on the earlier of (a) with respect to each Stockholder, the termination of this Agreement by written notice from such Stockholder to Acquiror following the amendment, modification or waiver of the terms of the Merger Agreement to (i) reduce or change the form of the consideration to be paid to such Stockholder in connection with the Merger or (ii) create any material additional conditions to the consummation of the Merger, (b) the termination of this Agreement by written notice from Acquiror to the Stockholders, and (c) the termination of the Merger Agreement in accordance with its terms (the period from the date hereof through the earlier of such time or the Closing Date being referred to as the “Agreement Period”); provided that (i) Section 6, Section 7 and Section 8 shall survive such termination, and (ii) except as set forth in this Section 7, upon termination of this Agreement, all obligations of the parties hereunder will terminate, without any liability or other obligation on the part of any party hereto to any Person in respect hereof or the transactions contemplated hereby, and no party shall have any claim against another (and no person shall have any rights against such party), whether under contract, tort or otherwise, with respect to the subject matter hereof; provided that the termination of this Agreement shall not relieve any party from liability for the breach of any representation, warranty, covenant or other agreement contained in this Agreement.
8.    Miscellaneous.
(a)    Notices. All notices, requests and other communications to any party hereunder shall be in writing and shall be deemed given if delivered personally, facsimiled

(which is confirmed) or sent by overnight courier (providing proof of delivery) to the parties at the following addresses:
(i)    If to Acquiror, to:
Heartland Payment Systems, Inc.
90 Nassau Street, 2nd Floor
Princeton, New Jersey 08542
Attention: Chief Legal Officer
Facsimile No.: (609) 683-3815
Telephone No.: (888) 798-3131 x 2224
with a copy (which shall not constitute notice) to:
Womble Carlyle Sandridge & Rice, LLC
8065 Leesburg Pike, Fourth Floor
Vienna, Virginia 22182
Attention: Dean Wayne Rutley, Esq. and Jeffrey A. D. Cohen Esq.
Facsimile: (703) 918-2267
e-mail: drutley@wcsr.com

(ii)    If to Stockholder, at the notice address set forth on Exhibit A.
(b)    Amendment; Waiver. Any provision of this Agreement may be amended or waived during the Agreement Period if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right, power or privilege.
(c)    No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in Acquiror any direct or indirect ownership or incidence of ownership of or with respect to any Subject Shares. All rights, ownership and economic benefits of and relating to the Subject Shares shall remain vested in and belong to the Stockholders, and Acquiror shall have no authority to direct any Stockholder in the voting or disposition of any of the Subject Shares, except as otherwise provided herein.
(d)    Expenses. All costs and expenses incurred in connection with the authorization, preparation, negotiations, execution, delivery and performance of this Agreement, including all fees and expenses of its counsel, accountants, agents and other representatives, and the transactions contemplated hereby shall be paid by the party incurring such costs or expenses, whether or not the Transactions are consummated.
(e)    Survival of Representations and Warranties. The representations and warranties contained in this Agreement shall survive the Effective Time and shall survive indefinitely. All covenants and agreements of the parties contained herein shall survive indefinitely or for the period explicitly specified therein.
(f)    Entire Agreement; Counterparts. This Agreement, the Merger Agreement and the other Transaction Documents referenced therein (including, without limitation, the Special Escrow Side Letter and the Litigation Side Letter) constitutes the entire agreement, and supersedes all other prior agreements and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof and thereof. This Agreement may be executed in counterparts (each of which shall be deemed to be an original but all of which taken together shall constitute one and the same agreement) and shall become effective when one or more counterparts have been signed by each of the parties and delivered (by electronic communication, facsimile or otherwise) to the other parties. Until and unless each party has received a counterpart hereof signed by the other parties hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication).
(g)    Assignment; Third Party Beneficiaries. The provisions of this Agreement shall be binding upon and shall inure to the benefit of the parties and their respective successors and assigns. No party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of each other party; provided that (i) the reorganization, consolidation, merger or change of control of Acquiror shall not be considered an assignment for purposes hereof, (ii) Acquiror may assign this Agreement and its rights and interests herein, subject to the terms of this Agreement (including applicable conditions, limitations and qualifications hereunder) (x) for collateral security purposes to any lender providing financing to Acquiror or its Affiliates for purposes of consummating the transactions contemplated by the Merger Agreement (and any such lender may exercise all or any of the rights and remedies of Acquiror hereunder after the date of this Agreement); (y) to any successor, assignee or designee of the lender that is a purchaser or assignee of the stock or other equity interests in the Company in connection with such lender’s exercise of its rights and remedies under its collateral pledge hereof; and (z) to its Affiliates, so long as Acquiror remains liable for the obligations of Acquiror set forth in this Agreement. This Agreement is not intended to and shall not confer upon any Person other than the parties hereto (and their respective heirs, successors and permitted assigns) any rights, remedies, benefits, obligations, liabilities or claims hereunder. No assignment by any party shall relieve such party of any of its obligations hereunder.
(h)    Governing Law; Jurisdiction. This Agreement and the rights of the Parties under it will be governed by and construed in all respects in accordance with the laws of the State of Kansas, without regard to the conflicts of laws principles of such state. THE PARTIES HEREBY IRREVOCABLY CONSENT TO THE EXCLUSIVE JURISDICTION AND VENUE OF THE COURTS OF THE COUNTY OF JOHNSON, STATE OF KANSAS AND OF THE UNITED STATES LOCATED IN THE DISTRICT OF KANSAS FOR THE PURPOSE OF ANY LITIGATION RELATING TO THIS AGREEMENT AND WAIVE ANY OBJECTION THAT THEY AT ANY TIME MAY HAVE TO THE LAYING OF VENUE IN ANY SUCH COURT AND/OR TO ANY CLAIM THAT ANY SUCH

LITIGATION HAS BEEN BROUGHT IN AN INCONVENIENT FORUM. THE PARTIES HEREBY WAIVE PERSONAL SERVICE OF ANY PROCESS IN CONNECTION WITH ANY SUCH ACTION OR PROCEEDING AND AGREE THAT THE SERVICE THEREOF MAY BE MADE BY CERTIFIED OR REGISTERED MAIL ADDRESSED TO OR BY PERSONAL DELIVERY TO ANY OTHER PARTY AT SUCH OTHER PARTY’S ADDRESS SET FORTH ON THE SIGNATURE PAGE HERETO. IN THE ALTERNATIVE, IN ITS DISCRETION, ANY OF THE PARTIES MAY EFFECT SERVICE UPON ANY OTHER PARTY IN ANY OTHER FORM OR MANNER PERMITTED BY LAW.
(i)    Waiver of Jury Trial. THE PARTIES HEREBY WAIVE ANY RIGHT TO TRIAL BY JURY IN ANY PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE CONTEMPLATED TRANSACTIONS OR RELATIONSHIPS CREATED UNDER OR BY THIS AGREEMENT, WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER SOUNDING IN CONTRACT, TORT OR OTHERWISE. THE PARTIES AGREE THAT ANY OF THEM MAY FILE A COPY OF THIS SECTION OF THIS AGREEMENT WITH ANY COURT OR OTHER TRIBUNAL AS WRITTEN EVIDENCE OF THE KNOWING, VOLUNTARY AND BARGAINED-FOR AGREEMENT AMONG THE PARTIES IRREVOCABLY TO WAIVE TRIAL BY JURY.
(j)    Prevailing Party. In the event any pre-closing litigation or other pre-closing court action, arbitration or similar adjudicatory proceeding (a “Proceeding”) is commenced or threatened by a Party to enforce its rights under this Agreement against another Party, the Party that is the prevailing party in such Proceeding shall be entitled to recover Losses resulting from, arising out of, relating to or caused by the matters being adjudicated at such Proceeding or any remedy permitted by Section 3(i).
(k)    Severability. If any term or other provision of this Agreement is determined by a court of competent jurisdiction or other Governmental Authority to be invalid, illegal or incapable of being enforced by any rule of law or public policy, all other terms, provisions and conditions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable law in a mutually acceptable manner to the end that the transactions contemplated by this Agreement are fulfilled to the extent possible.
(l)    Enforcement. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any federal court located in the State of Kansas or any Kansas state court, this being in addition to any other remedy to which they are entitled at law or in equity.

(m)    Construction. When a reference is made in this Agreement to a Section, such reference shall be to a Section of this Agreement unless otherwise indicated. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein and the rules and regulations promulgated thereunder. References to a Person are also to its permitted assigns and successors.
(n)    No presumption. Each of the parties agrees that he, she or it has had the opportunity to review this Agreement with counsel of his, her or its own choosing and, therefore, waives the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.
(o)    Obligations; Stockholder Capacity. The obligations of each Stockholder under this Agreement are several and not joint, and no Stockholder shall have any liability or obligation under this Agreement for any breach hereunder by any other Stockholder; provided, however, that nothing herein shall limit Acquiror’s right to receive indemnification payments, in whole or in part, from the Indemnity Escrow Account pursuant to Section 6(b) of this Agreement. Each Stockholder is signing and entering this Agreement solely in his, her or its capacity as the record or beneficial owner of such Stockholder’s Subject Shares, and except as set forth in Section 3(g) and 3(h) nothing herein shall limit or affect in any way any actions that may be hereafter taken by him, her or it in his, her or its capacity as an employee, officer or director of the Company and no such action or omission shall constitute a breach of this Agreement.
(p)    Acknowledgements. Each of the parties hereto acknowledges and agrees that (i) Spencer Fane Britt & Browne LLP (“Spencer”) has acted as counsel to the Company, the Representative and the Company Stockholders in connection with this Agreement, the Merger Agreement and the transactions contemplated thereby, and (ii) Womble Carlyle Sandridge & Rice, LLP has acted as counsel for Acquiror in connection with this Agreement, the Merger and the transactions contemplated thereby. Notwithstanding the foregoing, each of the Stockholders acknowledges that there is an inherent potential for conflicts of interest among the Stockholders because this Agreement establishes the rights and obligations of each of the Stockholders. Due to such potential conflicts of interest, Spencer has advised and hereby advises each of the Stockholders that it would be in his, her or its best interest to obtain the services of his, her or its own independent legal counsel to review this Agreement. The parties hereby waive, as evidenced by the execution of this Agreement, any potential conflicts of interest that may arise as a result of the foregoing or related actions by Spencer, whether or not one or more of the parties to this Agreement may have consulted with separate legal counsel concerning this Agreement.
[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have caused this Stockholder Agreement to be executed as of the date first above written.
ACQUIROR:
HEARTLAND PAYMENT SYSTEMS, INC.

By: _/s/ Charles H. N. Kallenbach_________________
Name: Charles H. N. Kallenbach
Its:     Chief Legal Officer
[Stockholder Signature Pages Begin on Following Page]

STOCKHOLDERS:

_/s/ Thomas J. Walsh________________
Thomas J. Walsh

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_/s/ John F. Murphy________________
John F. Murphy

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_/s/ Keith Grabill________________
Keith Grabill

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_/s/ Terry Urness________________
Terry Urness

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_/s/ Robert D. McKeehan_____________
Robert D. McKeehan

[Stockholder Signature Pages Continue onto Following Pages]

_/s/ Dean R. Vermeire__________
Dean R. Vermeire

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_/s/ Daniel J. Toughey________________
Daniel J. Toughey

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_/s/ Howard J. Handler, Co-Trustee______ Howard J. Handler, Co-Trustee of the Howard J. and Sharon L. Handler Revocable Trust dated December 22, 2003, as amended

[Stockholder Signature Pages Continue onto Following Pages]

__/s/ Sharon L. Handler, Co-Trustee_______ Sharon L. Handler, Co-Trustee of the Howard J. and Sharon L. Handler Revocable Trust dated December 22, 2003, as amended

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_/s/ Jayson A. Kuti_______________ Jayson A. Kuti, Trustee of the Jayson A. Kuti Revocable Trust dated May 29, 1992, as Amended and Restated
_/s/ Jayson A. Kuti_______________ Jayson A. Kuti, Co-Trustee of the Kuti Family Irrevocable Trust dated May 24, 1999
_/s/ Jayson A. Kuti_______________ Jayson A. Kuti, Co-Trustee of the Pamela Kuti Trust dated March 2, 2004

[Stockholder Signature Pages Continue onto Following Pages]

__/s/ Karen C. Toughey_________________ Karen C. Toughey, Trustee of the Dan Toughey Irrevocable GST Trust for Patrick Toughey, U.T.A. dated 10/31/2013
__/s/ Karen C. Toughey_________________ Karen C. Toughey, Trustee of the Dan Toughey Irrevocable GST Trust for Erin Toughey, U.T.A. dated 10/31/2013

[Stockholder Signature Pages Continue onto Following Pages]

_/s/ Peter W. Brown___________________ Peter W. Brown, Co-Trustee of the Pamela Kuti Trust dated March 2, 2004
_/s/ Peter W. Brown___________________ Peter W. Brown, Co-Trustee of the Kuti Family Irrevocable Trust dated May 24, 1999

[Stockholder Signature Pages Continue onto Following Pages]

_/s/ Gerhard J. Kuti______________________ Gerhard J. Kuti, Trustee of the Gerhard J. Kuti Revocable Trust dated May 29, 1992, as Amended and Restated

[Stockholder Signature Pages End on Following Page]

__/s/ John C. Trewolla________________ John C. Trewolla, Trustee of the John C. Trewolla Trust, U.T.A. dated 12/30/2010

[End of Stockholder Signature Pages]

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